In the Supreme Court

Leave for Civil Appeal 490/11 - B

Before:	The Honorable Justice M. Naor

Petitioners:	1.	Bontan Corporation Inc.

2.	Israel Oil & Gas Corporation

- v. -

Respondents:	1.	Shaldieli Ltd.

2.	Yaron Yenni

3.	Upswing Capital Ltd.

4.	Asia Development (A.D.B.M.) Ltd.

5.	Howard H. Cooper

6.	International Three Crown Petroleum LLC

7.	JKP Petroleum Company Limited

8.	Israel Petroleum Company Limited

9.	IPC Oil & Gas Israel, a limited partnership

Petition for leave to appeal against the ruling by the Tel Aviv-Jaffa District Court (Finance Division) in Civil File 6304-1-11 on January 15, 2011, which was handed down by the Honorable Judge Ruth Ronen

For the Petitioners:	Adv. David Zailer; Adv. Gilit Mantinband

For Respondent No. 1:	Adv. Yishai Sarid

For Respondents No. 2	Adv. Ofer Doron; Adv. Moriah Shalev; Adv. Yossi Tamsha
through No. 4:

For Respondents No. 5	Adv. Nadav Weissman; Adv. Or Bar-On Gil; Adv. Adam Shapira
through No. 9:

Ruling

1.
Before me is a petition for leave to appeal against a ruling which was handed down by the Tel Aviv-Jaffa District Court (Finance Division) (Judge R. Ronen), in which a petition by the Petitioners for the issue of a temporary injunction – which would have forbidden the Respondents to go forward with the implementation of an agreement that had been signed on October 25, 2010, by and between Respondent No. 1 (hereinafter: “Shaldieli”) and Respondent No. 3 and Respondent No. 8 (hereinafter: “IPC”) – was denied. The particulars of the case were set forth in extensive detail in the ruling by the District Court, and I, for the purpose of this Ruling, shall merely present the principal persons and entities mentioned therein. I shall refer to the content of the ruling by the District Court in the course of my discussion.

2.
I shall begin with a presentation of the Parties to the petition, as it appeared in the ruling by the District Court: Petitioner No. 2 holds 76.79% of the share capital of Respondent IPC. Petitioner No. 1 is the parent company of Petitioner No. 2 (the two Petitioners shall hereinafter be referred to jointly as the “Petitioners” or “Bontan”). Respondent No. 6 (hereinafter: “ITC”) holds 23.21% of IPC and serves as the sole Director thereof. Respondent No. 5 (hereinafter: “Cooper”) holds, through two companies which are under his complete control (Respondents No. 6 and No. 7), 23.21% of the share capital of IPC, and he is also the sole Director of ITC. IPC is the owner of 50% of the holdings in Respondent No. 9 (hereinafter: the “Limited Partnership”). The Limited Partnership holds 13.6% of the rights in the Israeli licenses for oil and gas exploration in the Mediterranean Sea, in the fields known as “Myra” and “Sarah” (hereinafter: the “Licenses”).

3.
On August 14, 2008, a company named PetroMed Corp. (hereinafter: “PetroMed”) received oil exploration licenses from the Petroleum Commissioner. In addition, PetroMed was the holder of a preliminary exploration permit, with a priority right (hereinafter: “Benjamin”). PetroMed ran into difficulties because it could not fulfill its obligations pursuant to the Licenses. It therefore contacted Mr. Cooper and engaged with him, on October 18, 2009, in an agreement, by virtue of which ITC was granted an option to acquire PetroMed’s rights in the Licenses and in the permit.

For the purpose of obtaining the necessary financing, ITC approached Bontan, and the Parties jointly founded IPC. Agreements were signed by and between the Parties on November 12, 2009; these included, inter alia, a financing agreement and an agreement between the shareholders that governed the relationship between them (hereinafter: the “Shareholders’ Agreement”). In the Shareholders’ Agreement in which the division of powers between the Parties was determined, it was agreed that ITC would serve as the sole Director of IPC, and its powers were set forth.

4.
In the beginning of March 2010, Mr. Cooper became aware that PetroMed was examining the possibility of the sale of the Licenses to new investors, headed by Mr. Ofer Nimrodi. Within the framework of the negotiations that were being conducted with Mr. Nimrodi, who claimed that the transaction between himself and PetroMed was a fait accompli, the parties reached a settlement agreement on March 25, 2010, in which the distribution of the percentages to be held by all the parties in the Licenses was agreed upon.

5.
In May 2010, the Limited Partnership was founded, and IPC’s rights in the Licenses were transferred to it. In October 2010, IPC engaged in an agreement with the Ofer Group, and transferred one half of the rights in the Limited Partnership to it.

6.
On October 25, 2010, an agreement was signed between Respondent No. 1 and Respondents No. 3 and No. 8 (this agreement shall be referred to as the “Shaldieli Transaction”). Respondent No. 2 is the CEO and a Director of Shaldieli, and he indirectly holds approximately 7.69% of the share capital therein. Respondent No. 4 holds 11.86% of the share capital in Shaldieli. Approximately 65% of the share capital in Shaldieli is held by the public. The Shaldieli Transaction and the desire to prevent the completion thereof constitute the basis for the procedure which took place before the lower Court.

7.
On January 4, 2011, the Petitioners filed a petition before the Finance Division of the Tel Aviv District Court for the issuance of a temporary injunction against the Respondents, in which they asked the Court to forbid the Respondents to continue or to go forward on the Shaldieli Transaction. The Petitioners also petitioned the Court to order Shaldieli to refrain from holding a meeting of shareholders, which it had called for January 17, 2010, or any other meeting of shareholders which was intended to bring the Shaldieli Transaction before the Meeting for approval. Meanwhile, as I recall, the Meeting was postponed until January 27, 2011. The postponement, insofar as may be determined from written documents, was pursuant to a demand by the Israel Securities Authority. The written documents do not disclose the background of the demand in question.

In their petition, the Petitioners claimed that IPC had agreed, within the framework of the Shaldieli Transaction, to transfer IPC’s assets to Shaldieli against the allocation of 90% of the shares in Shaldieli. The Shaldieli Transaction also governs option agreements, consultancy, salary, benefits and so forth. At the end of the process, or so it was argued, IPC’s share would be diluted and its share would decrease to approximately 80%. According to an argument advanced by the Petitioners, the Shaldieli Transaction is beneficial for ITC and for its controlling party, Mr. Cooper. The Petitioners claimed that the Shaldieli Transaction was made without the approval of Bontan, in a manner that runs counter to the Shareholders’ Agreement. This is because pursuant to the Shareholders’ Agreement, the consent of the Petitioners, who hold the majority of the shares in IPC, is necessary for a transaction such as the Shaldieli Transaction. Because the Petitioners did not consent and will not consent to the Shaldieli Transaction, the Transaction, according to their argument, cannot be carried out.

8.
Responses on behalf of the Respondents and a reply to the responses on behalf of the Petitioners were filed before the District Court. The responses were supported with affidavits and expert opinions. After the Parties had agreed to waive the examination of the affiants and expert witnesses, and after oral summations had been heard, the ruling, which denies the petition for the issuance of a temporary injunction, was handed down by the Court on January 15, 2011. I shall refer to some of the grounds for the ruling below.

9.
This is what gave rise to the petition for leave to appeal that is before me, as well as to the petition for the issuance of a temporary injunction, pending a decision on the petition for leave to appeal. In accordance with my ruling of January 18, 2011, the Respondents have filed responses to the petitions, and I have allowed the Petitioners to file a brief reply to the responses.

10.
I did not find it appropriate to separate the petition for a temporary injunction, pending a decision on the petition for leave to appeal, in which the Petitioners asked me to hand down a decision on an ex parte basis, from the petition for leave to appeal itself. This separation is superfluous, in view of the fact that the meeting of shareholders is now set (after having been postponed) for January 27, 2011. Up to that date, there will be no real change in the relevant data. Accordingly, I decided to hear the petition for leave to appeal directly, and after study, I have decided to deny it.

11.
I learned of the content of the Shareholders’ Agreement from the ruling which constitutes the object of the petition, as well as from the descriptions that appear in the Court documents. The Petitioners did not append to the petition all of the documents that the procedural instance had before it, as they should have done (see Petition for Administrative Appeal 2088/08, Garlem Ltd. v. Municipality of Rishon Le-Zion (not published; my ruling, dated March 17, 2008)). The District Court ruled that the action had a chance to succeed; nonetheless – so it ruled – there were also worthy defense arguments, which it would be fitting and proper to examine in depth, within the framework of the hearing of the action. In this conclusion, which is based to a great degree on the analysis of the provisions of the Shareholders’ Agreement with no evidence having been heard – I do not find it appropriate to intervene. I believe that any other ruling at this stage would be a pretentious ruling which does not take into account the entire set of arguments advanced by the Parties. I shall comment that even on the assumption that the Petitioners are correct with regard to the interpretation of the Shareholders’ Agreement, this is not necessarily the last word; it is prima facie necessary to also take into account representations which were allegedly made to Respondents No. 1 through No. 4. Be that as it may, the ruling in question shall constitute the starting point for the remainder of the deliberations. Notwithstanding the determination that the action had a chance to succeed, I believe that the Court was correct in refraining from issuing a temporary injunction. I shall explain.

12.
The Court ruled that each of the alternatives before it – granting a temporary injunction or not granting such an injunction – was likely to cause irreversible damage to one of the Parties. The Petitioners, in their petition, discussed the irreversible damage that they were likely to incur. This was not disputed by the Court, and accordingly, there is no need to say more on the subject. This shall constitute the starting point for the continuation of the ruling, even though the Respondents dispute this assumption. Nonetheless – had the petition for an injunction been granted (either by the procedural instance or by this Court), this would have been likely to mean the end of the Shaldieli Agreement, [the implementation of] which [the Petitioners] are attempting to prevent in the petition for a temporary injunction, because it is quite reasonable to assume that it would no longer be possible to implement it in practice, even if, at the end of the process, the action were to be denied. More precisely: delaying the Agreement for a few days will not cause such damage; nonetheless – a final decision cannot be given within such a short period of time. The loss of the Transaction does indeed constitute significant damage for the Respondents. The Court is required to make a decision in a situation where any decision that it makes – either granting or not granting the petition – is likely, as the Court sees it, to cause irreversible damage.

13.
In this state of affairs, the Court correctly availed itself of the question of the balance of convenience. With regard to the damage that is likely to be caused to the Petitioners if the petition is denied, the Court compared the Petitioners’ situation in the case in which the injunction is not issued to their situation, should the injunction be issued. For the purpose of this comparison, the Court ruled, it would be necessary to take into account the state of affairs that prevailed immediately prior to the filing of the petition which was before it. In this regard, the Court pointed out two transactions which had been implemented during the last year, which had already (in the past) affected the Petitioners’ rights in IPC. The first transaction is the establishment of the Limited Partnership, as early as May 2010. The Partnership was apparently established on the basis of an expectation that it would be possible to use it as a platform for the raising of capital. The establishment of the Limited Partnership was accompanied by the transfer of all of the IPC’s rights in the project to the Partnership. Thus the Court emphasized, once the Partnership was established, IPC in any event no longer directly held rights in the project or the Licenses, and IPC’s rights were transferred to the Partnership in their entirety. There is, in any event, a barrier between IPC and the rights in question. On the assumption that Bontan once held rights by virtue of the Shareholders’ Agreement, those rights prima facie no longer apply to the activity of the Limited Partnership.

The Court also mentioned the fact that, in October 2010, IPC engaged in an agreement with the Ofer Group. In that agreement, one-half of all of the Limited Partnership’s rights were conferred upon the Ofer Group in exchange for an undertaking by the Group to invest an amount of up to $28 million in the Partnership, which would be transferred for the purpose of financing the Partnership’s share in carrying out the first two drilling operations.

14.
The Court pointed out that the Petitioners claimed that the transfer of the rights to the Limited Partnership was implemented unlawfully. In my opinion, the Court was right, for the purpose of the injunction, to ignore the arguments which were advanced by the Petitioners with regard to the transactions that preceded the Shaldieli Agreement. The Petitioners, for whatever reason, refrained at the time from attacking the agreement with regard to the Limited Partnership. The fact that the Petitioners protested against it is not enough. It behooved them to initiate a legal procedure, the purpose of which was to prevent the transaction. If they did not do so – they have no one but themselves to blame. Nor have I ignored the fact that the Petitioners claimed that Cooper declared that the registration of the Licenses in the name of the Partnership would not prejudice Bontan’s rights (Section 196 of the petition). The matter before us, however, transcends the bounds of the relationship between the Parties to the Partnership Agreement. The Petitioners did not claim that Respondents No. 1 through No. 4 knew of that promise.

15.
Accordingly, the point in time which the Court used in its comparison for the purpose of examining the Petitioners’ damage is correct. Basically, the damage that they are attempting to prevent by means of the injunction has prima facie already been caused, in the past. There is also damage that is reversible. I therefore accept the conclusion of the District Court, to the effect that the harm to the Petitioners is less than the possible harm to the Respondents had the petition been granted.

16.
I also accept the conclusion by the Court, to the effect that the Petitioners delayed in filing the petition, and in fact, that conclusion would have been sufficient to give rise to the denial of the petition. It is not sufficient that contacts took place between the Parties, as set forth in Section 222 of the petition. In this matter, I believe it is correct to emphasize an aspect that was raised by Respondents No. 1 through No. 4: according to their argument, as a result of the delay, investors from among the public who invested in Respondent No. 1 during the period in which the Petitioners delayed and did not approach the Court would also be harmed. These investors’ situation has changed for the worse. I believe this argument as well is prima facie possessed of real substance. This argument goes beyond the direct matter between the Parties to the Shareholders’ Agreement. The same holds true of the arguments with regard to the investments that were made by Respondent No. 1.

17.
I cannot refrain from commenting, in the context of the delay, on the unjustified time constraint to which the Petitioners subjected the District Court. Without setting anything in stone with regard to the question of when the Petitioners learned of the Transaction, even as they themselves would have it, they knew of it as early as December 11, 2010 (the Respondents claim that the Petitioners knew of the Transaction as early as the end of October 2010). The petition for an injunction was filed only on January 4, 2011, less than two weeks before the date which was set, at the time, for the General Meeting for Shaldieli, a meeting which, as set forth above, has meanwhile been postponed. The Court allowed the Respondents to file responses, heard arguments on January 13, 2011, and handed down its ruling on Saturday night, January 15, 2011. The District Court should be praised for having succeeded in complying with the timetable and for having handed down a comprehensive and rapid decision. At the same time, there was no justification whatsoever for the time constraint to which the Respondents and the District Court were subjected, especially in light of the complexity of the matter. The Petitioners are entitled to their day in Court, and they have had it; nonetheless, an artificial time constraint is frequently at the expense of other litigants’ time, and there was no reason to create this pressure of time.

18.
For the sake of good order, I shall point out that the Parties exposed – both before the lower Court and before me – a much broader picture and many additional arguments. In many of those matters, no decision can be reached, not even prima facie, within the framework of a petition for a temporary remedy. In any event – the reasons which I have already pointed out are sufficient to lead me to the conclusion that it is not appropriate to intervene in the ruling by the District Court.

19.
Conclusion: I hereby deny the petition for leave to appeal and along with it the petition for a temporary injunction. The Petitioners shall bear the costs of Respondents No. 1 through No. 4 before the present instance, and the costs of Respondents No. 5 through No. 9, in the total amount of NIS 25,000 for each group of Respondents.

Handed down on this day, 15 Shevat 5761 (January 20, 2011).

Justice

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The copy is subject to changes in editing and phrasing.                                                                                                11004900_C03.doc                                EE
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